

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Doug Doerfler
Chief Executive Officer
MaxCyte, Inc.
22 Firstfield Road, Suite 110
Gaithersburg, MD 20878

      Re: MaxCyte, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted June 25, 2021
          CIK No. 0001287098

Dear Mr. Doerfler:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 86

1.   We note your response to comment 12. Please disclose the phase of clinical development for each product, or tell us why you are unable to disclose that information and do not believe the status to be material.

      You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services